UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 318-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Partners LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8(1)%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


___________________________

1 Based on 21,060,717 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at December 31, 2002 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002; and (b) the Issuer's issuance of 2,000 shares of series C convertible preferred stock to MDP Ventures II LLC on September 6, 2002, which shares are presently convertible by MDP Ventures II LLC into 666,667 shares of the Issuer's common stock.


                                 (Page 2 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Partners Management LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 3 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Manager I, Inc.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 4 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Christopher M. Jeffries
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              6,865,050
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              6,865,050
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


                                 (Page 5 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 6 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Associates L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 7 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Corp.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 8 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Brian J. Collins
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              38,001
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              38,001
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


                                 (Page 9 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          MDP Ventures I LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              72,100
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              72,100
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 10 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              1,051,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 11 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Associates L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              72,100
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              978,900
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 12 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Limited Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              0
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              0
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              978,900
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 13 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Corp.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              1,051,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 14 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          MDP Ventures II LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,935,187
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,935,187
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 15 of 30)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Partners II LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,935,187
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,935,187
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,903,051
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          31.8%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 16 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9



        The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP"), and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP"), relating to shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as further amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a
New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a Delaware limited liability company ("MDP II LLC"), as reporting persons, and as further amended on February 2, 2001 to report additional acquisitions of Common Stock (as defined herein) of the Issuer (as defined herein), and as further amended to report additional acquisitions of Common Stock and preferred stock of the Issuer convertible into Common Stock, is hereby amended to report an additional acquisition of Common Stock and the transactions contemplated by the Term Sheet (as defined below).

Item 1.    Security and Issuer

        No amendments or supplements.

Item 2.    Identity and Background

        The following information amends and restates Item 2.

        This statement is being filed by MEP LP, MEA LP, MPL, BJC, MDP LP, MDA LP, MD Corp., CMJ, MPM LLC, MMI, ME Corp., MDP Ventures I, MDP Ventures II, MLP LP and MDP II LLC (collectively, the "Reporting Persons"). Each of the Reporting Persons other than CMJ and BJC, who are natural persons, and MDP II LLC, which was organized in the State of Delaware, was organized in the State of New York.

        The principal business of each of the Reporting Persons is the development of real estate projects.

        The principal business address and the address of the principal office for each of the Reporting Persons is:


                                 (Page 17 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


               c/o Millennium Partners Management LLC
               1995 Broadway
               New York, New York  10023
               Attention:  Chief Financial Officer

        As further described in Item 5, MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPM LLC is the manager of MPL. MMI is the manager of MPM LLC. CMJ is the majority and controlling stockholder of MMI. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MMI. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        As further described in Item 5, MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEA LP is the general partner of MEP LP. ME Corp. is the general partner of MEA LP. CMJ is the majority and controlling stockholder of ME Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of ME Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        As further described in Item 5, MDP Ventures I is the holder of record with respect to 72,100 shares of Common Stock. MDP LP is the managing member of MDP Ventures I. MDA LP is the general partner of MDP LP. MD Corp. is the general partner of MDA LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        As further described in Item 5, MDP Ventures II is the holder of record with respect to 2,935,187 shares of Common Stock. MDP II LLC is the managing member of MDP Ventures II. CMJ is the majority and controlling member of MDP II LLC.

        As further described in Item 5, MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDA LP is the general partner of MDP LP. MLP LP is the holder of a majority of the outstanding limited partnership interests of MDP LP. MD Corp. is the general partner of both MDA LP and MLP LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on
Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        None of the Reporting Persons, the directors of the Reporting Persons, the executive officers of the Reporting Persons or CMJ has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations


                                (Page 18 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Both CMJ and BJC are citizens of the United States of America. Except for George von Werz, all of the directors and executive officers of the Reporting Persons set forth on Schedule I attached hereto are citizens of the United States of America. George von Werz is a citizen of the Federal Republic of Germany.

Item 3.    Source and Amount of Funds or Other Consideration

        The following information amends and supplements Item 3:

        Between April 4, 2001 and October 16, 2002, MDP Ventures II purchased an aggregate of 167,100 shares of Common Stock on the open market through a broker-dealer for an aggregate purchase price of $406,663.05. The source of funds used in making such purchases was MDP Ventures II's general working capital. In connection with the Issuer's renewal and extension of its $15,000,000.00 credit facility with Comerica Bank-California ("Comerica") in July 2001, MDP Ventures II guaranteed up to $5,000,000.00 of any amounts drawn under the facility. Pursuant to an Indemnification and Contribution Agreement dated as of July 3, 2001 by and among the Issuer, MDP Ventures II, and the other guarantors with respect to the facility (the "Indemnification and Contribution Agreement"), the Issuer agreed to pay to MDP Ventures II in consideration of its provision of such guaranty: (i) a commitment fee equal to 1.0% of its pro rata portion (33.33%) of the maximum permitted borrowing under the facility and (ii) a usage fee equal to 2.0% of its pro rata portion (33.33%) of the average annual outstanding advances under the facility, which fees may be paid by the Issuer in cash or Common Stock. On December 28, 2001, the Issuer issued 15,384 shares of Common Stock to MDP Ventures II representing the amount payable to MDP Ventures II at such time as the commitment fee under the Indemnification and Contribution Agreement. On December 31, 2002, the Issuer issued 54,643 shares of Common stock to MDP Ventures II representing the amount payable to MDP Ventures II at such time as the usage fee under the Indemnification and Contribution Agreement. Between April 11, 2002 and April 18, 2002, BJC purchased, with his own funds, an aggregate of 5,000 shares of Common Stock on the open market through a broker-dealer for an aggregate purchase price of $12,500.00. BJC made such purchases as custodian for, and for the accounts of, his minor children. On June 28, 2002, MDP Ventures II acquired 666,666 shares of Common Stock from David M. Talla, the Chairman and Co-Chief Executive Officer of the Issuer ("Talla"), pursuant to that certain Loan Modification Agreement entered into as of March 1, 2002 by and between Talla and MDP Ventures II (the "Loan Modification Agreement"). The acquisition resulted from the cancellation of a note made by Talla in favor of MDP Ventures II with principal and accrued interest totalling $2,645,000.00 at the time of the purchase. On September 6, 2002, MDP Ventures II purchased 2,000 shares of the series C convertible preferred stock of the Issuer (the "Series C Preferred Stock") from the Issuer for an aggregate purchase price of $2,000,000.00 pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Issuer, MDP Ventures II and other investors named therein (the "Preferred Stock Purchase Agreement"). The source of funds used in making such purchase was MDP Ventures II's general working capital.


                                (Page 19 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


Item 4.    Purpose of Transaction

        The following information amends and restates Item 4:

        Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP LP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP LP assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

        Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

        In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

        On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management's nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

        BJC became a director of the Issuer on June 24, 1997. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.

        Pursuant to the Preferred Stock Purchase Agreement, MDP Ventures II purchased 2,000 shares of the Series C Preferred Stock from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each share of the Series C Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $3.00 per share (subject to adjustment under certain circumstances).

        The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock in convertible and dividends at an


                                (Page 20 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


annual rate of $90.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series C Preferred Stock.

        With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series C Preferred Stock ranks senior to the Common Stock and pari passu with the Issuer's series B convertible preferred stock (the "Series B Preferred Stock"). The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series C Preferred Stock without the consent of the holders of eighty-one percent (81%) of the outstanding shares of the Series C Preferred Stock.

        Upon the liquidation or dissolution of the Issuer, holders of the Series C Preferred Stock are entitled to receive, prior to any distribution to any other stockholder other than the holders of the Series B Preferred Stock, a liquidation amount equal to $1,000.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

        The Issuer may redeem, in whole or in part, the outstanding shares of the Series C Preferred Stock at a redemption price equal to $1,000.00 per share, together with all accrued and unpaid dividends with respect to such shares.

        In connection with MDP Ventures II's acquisition of its shares of the Series C Preferred Stock, the Issuer, MDP Ventures II and the other investors in the Series C Preferred Stock (collectively, the "Investors") entered into that certain Investors' Rights Agreement dated as of September 6, 2002 (the "Investors' Rights Agreement"), which agreement governs, among other things, the right of the Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series C Preferred Stock is convertible.

        The Reporting Persons, in the aggregate, are the beneficial owners of 6,903,051 shares of Common Stock. At each respective time of purchase or other acquisition, the purchasing/acquiring Reporting Person purchased/acquired the subject shares of Common Stock for investment purposes.

        On March 31, 2003, MPL, MEP LP, MDP Ventures I, MDP Ventures II and MDP LP (collectively, the "Reporting Person Parties") executed a term sheet (the "Term Sheet") with Palisade Concentrated Equity Partnership, L.P. ("Palisade"), Rex Licklider ("Licklider"), David Michael Talla ("Talla") and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Palisade, Licklider and Talla, the "Other Parties"). The Reporting Person Parties and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby Palisade, certain of the Reporting Person Parties and Licklider would fund the acquisition of all of the Issuer's outstanding Common Stock, other than shares of Common Stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by Palisade with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. In addition, concurrently with the consummation of the Merger,
(i) the Reporting Person Parties, Licklider, Talla and the Surviving


                                (Page 21 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


Stockholders, if any, would exchange all of their shares of the Issuer's Common Stock for shares of the Surviving Entity's common stock, and (ii) MDP Ventures II, Licklider, Talla and Kayne will exchange all of their shares of the Issuer's Series B preferred stock and Series C Preferred Stock for shares of the Surviving Entity's preferred stock with the rights and privileges specified in the Term Sheet. Upon consummation of the Merger, the Term Sheet Parties and the Surviving Stockholders, if any, would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's Common Stock would cease to be authorized to be quoted and traded on the American Stock Exchange. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the consummation of the Merger. Most of the Term Sheet's provisions are non-binding, however, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to a number of significant conditions precedent as set forth in the Term Sheet. None of the provisions of the Term Sheet are binding on the Issuer, which previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's Common Stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group."

        Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

        The following information amends and restates Item 5.

        (a) As of the date of this Amendment No. 9 to Schedule 13D, (i) MPL beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (ii) MPM LLC beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (iii) MMI beneficially owns an aggregate of 2,253,863 shares of Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (iv) CMJ beneficially owns an aggregate of 6,865,050 shares of Common Stock, constituting 31.6% of the shares of Common Stock outstanding;
(v) MEP LP beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (vi) MEA LP beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (vii) ME Corp. beneficially owns an aggregate of 625,000 shares of Common Stock, constituting 2.9% of the shares of Common Stock outstanding; (viii) BJC beneficially owns an aggregate of 38,001 shares of Common Stock, constituting 0.2% of the shares of Common Stock outstanding; (ix) MDP Ventures I beneficially owns an aggregate of 72,100 shares of Common Stock, constituting 0.3% of the shares of Common Stock outstanding;
(x) MDP LP beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xi) MDA LP beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xii) MLP LP


                                (Page 22 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


beneficially owns an aggregate of 978,900 shares of Common Stock, constituting 4.5% of the shares of Common Stock outstanding; (xiii) MD Corp. beneficially owns an aggregate of 1,051,000 shares of Common Stock, constituting 4.8% of the shares of Common Stock outstanding; (xiv) MDP Ventures II beneficially owns an aggregate of 2,935,187 shares of Common Stock, constituting 13.5% of the shares of Common Stock outstanding; (xv) MDP II LLC owns an aggregate of 2,935,187 shares of Common Stock, constituting 13.5% of the shares of Common Stock outstanding; and (xvi) the Reporting Persons collectively beneficially own an aggregate of 6,903,051 shares of Common Stock, representing 31.8% of the shares of Common Stock outstanding. All calculations of percentage ownership in the foregoing sentence are based on (a) 21,060,717 shares of Common Stock outstanding at December 31, 2002 as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002, and (b) the Issuer's issuance of 2,000 shares of the Series C Preferred Stock to MDP Ventures II on September 6, 2002, which shares are presently convertible by MDP Ventures II into 666,667 shares of Common Stock.

        (b) MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPL has the sole power to vote and the sole power to dispose of such 2,253,863 shares of Common Stock. MPM LLC, MMI and CMJ each has the sole power to vote and the sole power to dispose of the 2,253,863 shares of Common Stock held by MPL.

        MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEP LP has the sole power to vote and the sole power to dispose of such 625,000 shares of Common Stock. MEA LP, ME Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 625,000 shares of Common Stock held by MEP LP.

        BJC is the holder of record with respect to 38,001 shares of Common Stock. BJC has the sole power to vote and the sole power to dispose of such 38,001 shares of Common Stock.

        MDP Ventures I is the holder of record with respect to 72,100 shares of Common Stock. MDP Ventures I has the sole power to vote and the sole power to dispose of such 72,100 shares of Common Stock. MDP LP, MDA LP, MD Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 72,100 shares of Common Stock held by MDP Ventures I.

        MDP Ventures II is the holder of record with respect to (i) 2,253,136 shares of Common Stock and (ii) 2,000 shares of the Series C Preferred Stock, which shares are convertible, at the option of MDP Ventures II, into 666,667 shares of Common Stock as of the date of this Amendment No. 9. MDP Ventures II has the sole power to vote and the sole power to dispose of the 2,268,530 shares of Common Stock it is currently the record holder of as well as the 666,667 shares of Common Stock the Series C Preferred Stock is presently convertible into. MDP II LLC and CMJ each has the sole power to vote and the sole power to dispose of the 2,935,187 shares of Common Stock beneficially owned by MDP Ventures II.

        MDP LP is the holder of record with respect to 978,900 shares of Common Stock. MDP LP has the sole power to vote and the sole power to dispose of such 978,900 shares of Common Stock. MDA LP, MD Corp. and CMJ each has the sole power to vote the 978,900 shares of Common Stock held by MDP LP. MDA LP and MLP LP share the power to dispose of the 978,900 shares of Common Stock held by MDP LP. MD Corp. and CMJ each has the sole power to dispose of the 978,900 shares of Common Stock held by MDP LP.


                                (Page 23 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


        (c) On September 6, 2002, MDP Ventures II purchased 2,000 shares of the Series C Preferred Stock from the Issuer for an aggregate purchase price of $2,000,000.00 pursuant to the Preferred Stock Purchase Agreement. As of the date of this Amendment No. 9, such shares are convertible at the option of MDP Venture II into 666,667 shares of Common Stock. Assuming the conversion of such shares as of the date of this Amendment No. 9, the consideration paid for each share of Common Stock was $3.00 per share.

        The following purchases were made by the Reporting Person indicated from April 4, 2001 through October 16, 2002. Such purchases were made on the open market through a broker-dealer.


Purchaser                   Purchase Date  Number of Shares    Price per Share
---------                   -------------  ----------------    ---------------

MDP Ventures II                 4/4/01          5,000            $2.900
MDP Ventures II                 4/5/01          1,000            $3.000
MDP Ventures II                4/20/01            600            $3.150
MDP Ventures II                 7/6/01          1,000            $3.150
MDP Ventures II                7/11/01            200            $3.150
MDP Ventures II                7/25/01          5,000            $3.150
MDP Ventures II                7/30/01          2,000            $3.150
MDP Ventures II                 8/1/01            400            $3.150
MDP Ventures II                 8/6/01            300            $3.150
MDP Ventures II                8/14/01            600            $3.150
MDP Ventures II                8/22/01          3,500            $3.150
MDP Ventures II                8/23/01          4,000            $3.150
MDP Ventures II                8/28/01            400            $3.050
MDP Ventures II                 9/4/01         20,000            $3.150
MDP Ventures II                9/20/01          4,000            $3.050
MDP Ventures II                9/25/01            100            $3.050
MDP Ventures II                9/27/01          6,200            $3.050
MDP Ventures II                9/28/01            100            $3.050
MDP Ventures II                10/1/01          2,500            $3.050
MDP Ventures II                10/5/01          5,100            $3.050
MDP Ventures II                10/24/01           300            $3.050
MDP Ventures II                10/26/01         5,000            $3.050
MDP Ventures II                10/29/01         7,500            $3.050
MDP Ventures II                10/30/01         1,100            $3.050
BJC                            4/11/02          2,500            $2.50
BJC                            4/15/02            100            $2.50
BJC                            4/16/02          1,000            $2.50
BJC                            4/18/02          1,400            $2.50
MDP Ventures II                10/16/02        91,200            $2.00


                                (Page 24 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9



        (d) BJC's minor children have the right to receive or the power to direct the receipt of or dividends from, or the proceeds from the sale of, the securities purchased for their respective accounts by BJC between April 11, 2002 and April 18, 2002.

        (e) Not applicable.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer

           The following information amends and restates Item 6.

           Other than the Letter Agreement (described in Item 4), the Transfer Agreement (described in Item 4), the Indemnification and Contribution Agreement (described in Item 3), the Preferred Stock Purchase Agreement (described in Items 3, 4 and 5), the Investors' Rights Agreement (described in Item 4) and the Term Sheet (described in Item 4), none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

        1. Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

        2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

        3.     Agreement  of  Transfer   dated  as  of  June  20,  1997  between
               Millennium  Partners LLC and  Millennium  Entertainment  Partners
               L.P.*

        4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*

        5. Indemnification and Contribution Agreement entered into as of July 3, 2001 by and among the Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Report on Form 8-K filed with the Commission on July 17, 2001.*

        6. Certificate of Designation of Series C Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*


___________________________
*    Previously filed.


                                (Page 25 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


        7. Investors' Rights Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

        8. Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family
               Irrevocable  Trust,  incorporated  herein by reference to Exhibit
               99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

        9. Term Sheet entered into as of March 31, 2003 by and among Palisade Concentrated Equity Partnership, L.P., Rex Licklider, David Michael Talla, Millennium Partners LLC, Millennium Entertainment Partners L.P., MDP Ventures I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. and Kayne Anderson Capital Advisors, L.P.



                                (Page 26 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


                                   Schedule I
                                   ----------

Name of Individual             Position
------------------             --------

Christopher M. Jeffries        President,  director and majority  stockholder of
                               MMI,  ME  Corp.  and MD  Corp;  President  of MDP
                               Ventures I, MDP Ventures II and MDP II LLC.

Philip E. Aarons               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Philip H. Lovett               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Steven L. Hoffman              Vice President, Treasurer and Assistant Secretary
                               of MMI, ME Corp.,  MD Corp.,  MDP  Ventures I and
                               MDP II LLC; director of ME Corp.; Vice President and Assistant Secretary of MDP Ventures II.

Brian J. Collins               Vice President and Secretary of MMI, ME Corp., MD
                               Corp.,  MDP  Ventures  I and  MDP  II  LLC;  Vice
                               President,   Secretary   and   Treasurer  of  MDP
                               Ventures II.

George Von Werz                Vice President of ME Corp. and MD Corp.

The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.


                                (Page 27 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  April 3, 2003              /s/ Brian J. Collins
                                   --------------------
                                   BRIAN J. COLLINS
                                   *In  his   individual   capacity,   in  his
                                   capacity as an  authorized  officer of each
                                   of the following entity  Reporting  Persons
                                   and in his capacity as an  attorney-in-fact
                                   pursuant  to the  Power of  Attorney  filed
                                   under Item 7 with respect to CMJ:


                                   MILLENNIUM PARTNERS LLC

                                   By: MILLENNIUM PARTNERS MANAGEMENT, LLC, its
                                       managing member

                                       By: MILLENNIUM MANAGER I, INC., its
                                           manager


                                   MILLENNIUM PARTNERS MANAGEMENT LLC

                                   By: MILLENNIUM MANAGER I, INC.,
                                       its manager


                                   MILLENNIUM MANAGER I, INC.


                                   CHRISTOPHER M. JEFFRIES


                                   MILLENNIUM ENTERTAINMENT PARTNERS L.P.

                                   By: MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.,
                                       its general partner

                                       By: MILLENNIUM ENTERTAINMENT CORP., its
                                           general partner


                                (Page 28 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


                                   MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.

                                   By: MILLENNIUM ENTERTAINMENT CORP., its
                                       general partner


                                   MILLENNIUM ENTERTAINMENT CORP.


                                   MDP VENTURES I LLC

                                   By: MILLENNIUM DEVELOPMENT PARTNERS L.P., its
                                       managing member

                                       By: MILLENNIUM DEVELOPMENT ASSOCIATES
                                           L.P., its general partner

                                           By:    MILLENNIUM DEVELOPMENT
                                                  CORP., its general partner


                                   MILLENNIUM DEVELOPMENT PARTNERS L.P.

                                   By: MILLENNIUM DEVELOPMENT ASSOCIATES L.P.,
                                       its general partner

                                       By: MILLENNIUM DEVELOPMENT CORP., its
                                           general partner


                                   MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

                                   By: MILLENNIUM DEVELOPMENT CORP., its
                                       general partner


                                   MILLENNIUM LIMITED PARTNERS L.P.

                                   By: MILLENNIUM DEVELOPMENT CORP., its
                                       general partner


                                   MILLENNIUM DEVELOPMENT CORP.


                                (Page 29 of 30)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 9


                                   MDP VENTURES II LLC

                                   By: MILLENNIUM DEVELOPMENT PARTNERS II LLC,
                                       its managing member


                                   MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                (Page 30 of 30)

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                       Term Sheet for Proposed Funding for
                    The Sports Club Company, Inc. Transaction
                           Dated as of March 31, 2003

The Company                  The Sports Club Company, Inc. (the "Company").

The Insider  Stockholders    Rex Licklider and  Millennium  Partners (as defined
                             on   Schedule   B  attached   hereto)(and   certain
                             affiliated  persons  and  entities)  (the  "Insider
                             Stockholders").

The Signing  Stockholders    The Insider Stockholders,  David Michael Talla, and
                             Kayne Anderson Capital Advisors, LP (and certain affiliated persons and entities) (the "Signing
                             Stockholders").

The Surviving Stockholders
                             The Signing Stockholders and the other stockholders set forth on Schedule A attached hereto (collectively, the "Surviving Stockholders") who elect to convert their shares of Company Common (as defined below) into shares of Surviving Common (as defined below). The Surviving Stockholders shall be certain management stockholders and certain key investors holding shares of the Company's common stock, $0.01 par value ("Company Common") and the Company's Series B and Series C Convertible Preferred Stock (the "Series B Preferred" and "Series C Preferred", respectively).

The Investors                Palisade  Concentrated  Equity  Partnership,   L.P.
                             ("Palisade")  or such other  investors  selected by
                             Palisade  and   acceptable   to  the  Company  (the
                             "Investors").

Aggregate Funding            (a) Approximately  $18.50 million by the Investors,
                             plus (b) up to an additional $4.1 million by the Insider Stockholders to the extent necessary to purchase up to 1,380,688 shares of Company Common included in, or constituting, the Public Stock (as defined below). The Insider Stockholders shall provide funds sufficient to purchase at $3.00 per share an amount equal to the difference between 1,380,688 shares and the number of shares not cashed out in the Merger (as defined below) by Baron Capital, Townsend Group, Mark Spino, Phil
                             Swain,  and Nanette  Pattee  Francini  (the "Inside
                             Amount").

                       SECTION I - NON-BINDING PROVISIONS

Deal Structure               Palisade  will  invest on the terms set forth below
                             in a newly formed entity which will  initially be a
                             partially-owned      subsidiary     of     Palisade
                             ("MergerCo").  The  Company,  Palisade and MergerCo
                             shall  enter into an  agreement  and plan of merger
                             under which  MergerCo  shall  merge (the  "Merger")
                             with  and  into  the  Company,   with  the  Company
                             surviving  following  the  Merger  (the  "Surviving
                             Corporation"). The certificate of incorporation and bylaws of MergerCo shall become the certificate of incorporation (the "Charter") and bylaws of the Surviving Corporation.

Confidential                           1

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             Except as set forth below, upon consummation of the Merger, each share of outstanding Company Common, other than the shares of Company Common owned by MergerCo, would be converted into the right to receive $3.00 per share in cash. Simultaneous with the closing of the Merger, (A) each share of Series B Preferred and Series C Preferred of the Company will be converted, on a [1] for [1] basis, into shares of Series 1 Preferred Stock and Series 2 Preferred Stock of the Surviving Corporation (the "Series 1 Preferred" and "Series 2 Preferred", respectively), and (B) each share of Series 3 Convertible Preferred Stock of MergerCo shall be converted into one share of Series 3 Preferred (as defined below). The Series 1 Preferred and the Series 2 Preferred will have substantially similar rights (subject to the priority of the Series 3 Preferred as defined below) to the Series B Preferred and the Series C Preferred, respectively.

Securities Purchased         Simultaneous  with the closing of the  Merger,  (a)
                             the Surviving  Stockholders  and, to the extent not
                             included therein,  the Insider  Stockholders,  will
                             contribute to MergerCo all shares of Company Common
                             owned by them,  in exchange for the same number and
                             type of  shares of common  stock of  MergerCo  (the
                             "MergerCo    Common"),    and   (b)   the   Insider
                             Stockholders shall purchase up to $2 million worth of Series 2 Preferred at the original issue price and conversion rate of the Series B Preferred and up to an additional $2.1 million of MergerCo Common at $3.00 per share. In no event shall the aggregate amount of securities purchased pursuant to the immediately preceding sentence be less than the Inside Amount, which shares will be converted into the same number of shares of the common stock of Surviving Corporation following the Merger (the
                             "Surviving Common").

                             Simultaneous with the closing of the Merger, the Investors will purchase from MergerCo 1.25 million shares of Series 3 Convertible Preferred Stock of MergerCo for $5,000,000, which will convert on a one share for one share basis into Series 3 Convertible Preferred Stock of the Surviving Corporation ("Series 3 Preferred"), having the rights and terms set forth below. In addition, simultaneous with the closing of the Merger, the Investors shall purchase 4,408,221 shares of MergerCo Common, at $3.00 per share, which shares shall be converted into the same number of shares of Surviving Common.

Purchase Price for  Public   The  price  per  share  to be  paid  to the  public
                             holders of the Company Common, other than the Surviving Stockholders (the "Public Stock"), will be $3.00 per share.

Use of Proceeds              To provide financing for the purchase of all of the
                             outstanding shares of Public Stock and to provide the Surviving Corporation with general working capital following the consummation of the Merger.

Cash on Hand Condition       Immediately   following  the  consummation  of  the
                             Merger and upon payment of the Transaction Fees (as defined below), the Surviving

Confidential                           2

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             Corporation shall have at least $8.5 million dollars in cash and cash equivalents on hand, including sums borrowed from the Company's lines of credit in the amount of $15,000,000 which were in existence on February 28, 2003 (which shall become lines of credit of the Surviving Corporation); if this condition is neither satisfied nor waived by Investors holding a majority of the Series 3 Preferred, the Investors, at their option, may decline to provide the funding for the Merger.

Dividends                    The Series 3 Preferred  shall entitle the holder(s)
                             to  accumulated  dividends  at a rate of 12.0%  per
                             annum  (based on the  original  issue price  rather
                             than on the liquidation  preference amount thereof)
                             from and after the date of  issue,  which  shall be
                             paid  prior  and in  preference  to  any  dividends
                             (including  accrued  dividends)  on  the  Series  1
                             Preferred, Series 2 Preferred, Surviving Common and
                             any other class of equity  security  that is junior
                             to the  Series  3  Preferred  with  respect  to the
                             payment of dividends.  Credit for dividends will be
                             accumulated on a quarterly  basis and, will be paid
                             (A) in cash (when  permitted by (i) applicable law,
                             (ii) the  Indenture (as defined  below),  and (iii)
                             the Company's current credit facility with Comerica
                             or any  replacement  thereof  which  is equal to or
                             greater  than the  aggregate  credit line under the
                             current Comerica facility, or, (B) in any event, at
                             the option of the Investors,  in shares of Series 4
                             Preferred (as defined below). Additionally, holders
                             of the  Series  3  Preferred  will be  entitled  to
                             participate  on  an   as-converted   basis  in  any
                             dividends paid on the Surviving Common.

                             "Series 4  Preferred"  means a series of  preferred
                             stock of the Surviving Corporation which is identical in all respects to the Series 3 Preferred except that for the issue price ($3.00), conversion price ($3.00), antidilution trigger ($3.00) and liquidation preference amount (as set forth below) shall be as set forth herein. Except as otherwise expressly set forth herein, all references to Series 3 Preferred in this term sheet shall be deemed to be a reference to both the Series 3 Preferred and the Series 4 Preferred except for the designation of the Series 3 Preferred's liquidation preference, antidilution trigger, conversion rate and issue price. In addition, except as otherwise expressly stated in this term sheet, the Series 4 Preferred and Series 3 Preferred shall vote as a single class on all matters and have all of the same features, rights and privileges.

Ranking The Series 3 Preferred will, with respect to dividends and rights on liquidation, rank senior to the Surviving Common and all other classes of Surviving Corporation's other equity securities.

Liquidation Preference       In the event of a  Liquidation  Event  (as  defined
                             below),  the holders of the Series 3 Preferred will
                             be entitled to receive,  prior and in preference to
                             any  distribution  of  any  of  the  assets  of the
                             Surviving  Corporation  to  holders of any Series 1
                             Preferred, Series 2 Preferred, Surviving Common and
                             any other class of equity  security  that is junior
                             to  the  Series  3   Preferred,   the   Liquidation
                             Preference (as defined below)

Confidential                           3

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             "Liquidation Preference" means (i) approximately $14.58 per share of Series 3 Preferred (the $14.58 liquidation preference assumes that the Investors invest $18,224,663 in the Series 3 Preferred and MergerCo Common; accordingly, that $14.58 amount shall be adjusted up or down to reflect the entire aggregate initial investment in the Series 3 Preferred and MergerCo Common by the Investors as contemplated in this term sheet), (ii) $3.00 per share of Series 4 Preferred, and (iii) any accrued but unpaid dividends on such preferred.

                             "Liquidation Event" means (i) any liquidation, dissolution, or winding up of the Surviving Corporation, whether voluntary or involuntary, (ii) the insolvency of the Surviving Corporation, (iii) a consolidation or merger of the Surviving Corporation with or into any other corporation or corporations which results in the stockholders of the Surviving Corporation owning less than 50% of the outstanding capital stock of the surviving entity, (iv) a sale of all or substantially all of the assets of the Surviving Corporation, (v) the issuance and/or sale by the Surviving Corporation and/or its stockholders in a single or integrated transaction of shares of Surviving Common (or securities convertible into, or exercisable or exchangeable for, shares of Surviving Common) constituting a majority of the shares of Surviving Common outstanding immediately following such issuance and/or sale (treating all securities convertible into shares of Surviving Common as having been fully converted and all options and other rights to acquire shares of Surviving Common or securities convertible into shares of Surviving Common as having been fully exercised), and (vi) any other form of acquisition or business transaction, in a single or integrated transaction, pursuant to which a change of control occurs such that the person, entity or "group" (as defined under Section 13(d)(3)of the `34 Act) seeking to acquire the Surviving Corporation and/or its capital stock has the power to elect a majority of the Board of Directors as a result of the transaction or integrated transaction.

Conversion                   The   Series  3   Preferred   will   initially   be
                             convertible  into  Surviving  Common  at $4.00  per
                             share  and,   together  with  the  MergerCo  Common
                             (converted  into Surviving  Common) being purchased
                             by  the   Investors  in  this   transaction,   will
                             represent  approximately  twenty one and two thirds
                             percent  (21.66%)  of  the  Surviving   Corporation
                             (assuming the conversion of the Series B Preferred and the Series C Preferred) following the Merger.
                             The parties hereto acknowledge that the Company does not currently have any warrants outstanding.
                             The parties further acknowledge that setting the conversion rate of the Series 3 Preferred at the $4 per share rate confirms the agreement among the parties to base the conversion rate on the amount paid in respect of the shares of Series 3 Preferred rather than on the liquidation preference amount for those shares of Series 3 Preferred.

                             Each share of the Surviving Corporation's preferred stock held by the Investors will be convertible into the number of shares of Surviving Common determined by dividing (i) the Applicable Issue Price (as defined below), by (ii) the Applicable Conversion Price (as hereinafter defined) in

Confidential                           4

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             effect at the date any such shares are surrendered for conversion. The "Applicable Conversion Price" shall, initially, be $4.00 for the Series 3 Preferred and $3.00 for Series 4 Preferred, each as adjusted in accordance with the adjustments and anti-dilution provisions described below. The "Applicable Issue Price" shall be $4.00 for the Series 3 Preferred and $3.00 for the Series 4 Preferred. Each share of Series 3 Preferred and each share of Series 4 Preferred will automatically convert into Surviving Common on the basis described in this section upon the earlier of (i) the consent of the holders of at least a majority in interest of the outstanding shares of Series 3 Preferred and Series 4 Preferred, or (ii) a Qualified IPO (as defined below).

                             "Qualified IPO" means a firm commitment underwritten public offering, led by a nationally recognized investment banking firm, of shares of Surviving Common in which the gross cash proceeds to the Surviving Corporation exceed $50 million (before deduction of underwriters commissions, filing fees and other offering expenses), and the price per share is at least equal to $16.00 per share (which price shall be subject to equitable adjustment whenever there shall occur a stock split, stock dividend, combination, reorganization, reclassification, recapitalization or other similar event involving Surviving Corporation's securities).

Adjustments to the
Conversion Price and
Anti-Dilution Provisions     The Applicable Conversion Price shall be subject to
                             (i)  equitable  adjustment  as  the  result  of any
                             subdivision,     combination     of    shares    or
                             recapitalization, stock dividends, stock splits and
                             similar   transactions   affecting   the  Surviving
                             Common,  and (ii)  weighted  average  anti-dilution
                             protection   providing   for   adjustment   of  the
                             Applicable   Conversion   Price  in  the  event  of
                             issuance of  Surviving  Common (or any  security or
                             instrument   which   is   convertible    into,   or
                             exercisable for, Surviving Common), other than Excluded Securities (as defined below) of the Surviving Corporation at a price per share less than the Applicable Conversion Price then in effect immediately prior to such issue or sale.

                             "Excluded Securities" means securities issued (i) upon conversion of any Series 1 or Series 2
                             Preferred Stock (or any other Preferred Stock issued after the consummation of the Merger in accordance with the terms hereof); (ii) of shares or grant of options or other rights to purchase shares of Surviving Common under the Surviving Corporation's written equity incentive programs for employees and directors in effect as of February 28, 2003, or as approved by the Board (including the Palisade Director (as defined below) ); (iii) to licensors, banks or other sources of debt
                             financing   or  to  lessors  of  real  or  personal
                             property pursuant to bank financing, license or lease transactions approved by the Board of Directors (including the Palisade Director); (iv) pursuant to a stock split of the Surviving Common or declared dividend or distribution on the Surviving Common; (v) for consideration other than cash in any merger, consolidation, acquisition or other business combination or any strategic alliance, joint venture or business partnership approved by a majority of

Confidential                           5

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             the disinterested members of the Board of Directors; (vi) pursuant to any options, warrants and other convertible securities outstanding as of the date of issuance of the Series 3 Preferred;
                             (vii) pursuant to a Qualified IPO; (viii) securities issued to Rex Licklider, Michael Talla and Millennium as guarantors of Surviving Corporation's indebtedness owing to any lending institution pursuant to the terms of the Indemnification and Contribution Agreement, dated as of July 3, 2001 by and between such guarantors and the Company, as in effect on the date hereof, whether such indebtedness is existing as of the consummation of the Merger or thereafter; and (ix) securities issued as "PIK" dividends under the Series 1 or Series 2 Preferred, or under any other securities which by their terms shall not be subject to the pre-emptive rights of the Series 3 Preferred.

Redemption                   Subject to  applicable  provisions  of the Delaware
                             General Corporation Law, the Series 3 Preferred and
                             Series 4 Preferred then outstanding, in addition to
                             the  Survivor  Common  issued to the  Investors  in
                             connection  with  the  Merger  (collectively,   the
                             "Investor  Holdings")  shall be redeemable,  at the
                             option of the  Investors,  if, after five (5) years
                             from   the   date  of   issuance,   the   Surviving
                             Corporation  has not  consummated a Qualified  IPO.
                             The Investor  Holdings shall be redeemable,  at the
                             option of the Surviving Corporation, commencing six
                             (6) years from the date of  issuance.  In each case
                             the redemption price paid for the Investor Holdings
                             shall  be  the   greater   of  (i)  the   aggregate
                             Liquidation  Preference of the Investor Holdings as
                             of the  redemption  date, or (ii) fair market value
                             per share (as determined by a third-party appraiser
                             selected  by  the  Surviving   Corporation   and  a
                             majority in interest of the holders of the Series 3
                             Preferred  and Series 4 Preferred)  of the Investor
                             Holdings as of the redemption date; provided that in making such determination of fair market value, the appraiser shall determine separately and in writing the discount for minority interest and the discount for illiquidity of the securities and shall apply whichever amount yields a smaller discount; provided further that, if at the time of such determination, the Investor Holdings is not deemed by the appraiser to be a minority interest, then neither discount shall apply.


Protective Provisions        The following protective provisions shall also each
                             be  granted in favor of each of Rex  Licklider  and
                             David Michael Talla, acting independently, provided
                             that   such   rights   shall    automatically    be
                             extinguished  on  the  first  to  occur  of  (a)  a
                             Qualified  IPO or (b) for  each,  the date on which
                             the aggregate  number of shares of Surviving Common
                             and preferred  stock of the  Surviving  Corporation
                             held by him falls  below the  Protective  Provision
                             Ownership   Threshold  (as  defined   below);   and
                             provided  further that these rights are personal to
                             Rex Licklider and David Michael Talla and cannot be
                             transferred  to  any   subsequent   holder  of  the
                             securities  now held by either or both of them. The
                             following protective  provisions shall also each be
                             granted in favor of  Millenium  Partners  but shall
                             attach  and  be  transferable  with  the  Series  2
                             Preferred  held  by  Millennium   Partners  at  the
                             closing  of the  Merger  (the  "Series 2  Protected
                             Shares"),   provided   that   such   rights   shall
                             automatically be extinguished on the first to occur of (a) a

Confidential                           6

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             Qualified IPO or (b) the date on which the holder of the Series 2 Protected Shares falls below the Protective Provision Ownership Threshold (as defined below). In addition, the following protective provisions shall also each be granted in favor of the holders of the Series 1 Preferred Stock, the Series 3 Preferred Stock and the Series 4 Preferred Stock, (each such Series, a "Protected
                             Series"),   provided  that  such
                             rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or (b) the date on which the then-current holder(s) of any such Protected Series hold, in aggregate, a number of shares that is less than the applicable Protective Provision Ownership Threshold (as defined below) for that Protected Series. Such rights shall attach to and be transferable with the shares of such Protected Series.

                             Each of the foregoing shall also have the preemptive rights and tag-along rights set forth herein under the headings "Preemptive Rights" and "Tag-Along Rights" with respect to Subject Securities on the same conditions set forth above, provided that the term "Protective Provision Ownership Threshold" shall be changed to Preemptive Rights Ownership Threshold (as defined below) in order to determine whether such rights continue to apply.

                             "Protective Provision Ownership Threshold" for a given holder or a given Protected Series, means
                             50.1% of the aggregate number of shares of Surviving Common and preferred stock of the Surviving Corporation held by that holder or, for Protected Series, held by the holders of that Protected Series, at the time of the closing of the Merger; provided that for purposes of this definition, such securities shall only include shares of Surviving Common and preferred stock of the Surviving Corporation, as the case may be, on an as converted to Surviving Common basis (excluding therefrom stock options and other grants made under any Surviving Corporation equity incentive program).

                             "Preemptive Rights Ownership Threshold" means the same thing as a Protective Provision Ownership Threshold, provided that for purposes of this definition, the applicable percentage shall be 25% rather than 50.1%.

                             For so long as the Protective Provisions apply to the Series 3 Preferred and Series 4 Preferred issued hereunder, consent of holders of a majority of such securities then outstanding, voting as a single class, will be required to:

                             a) alter or change the rights, preferences or privileges of the Series 3 Preferred, whether by merger, consolidation or otherwise,

                             b) increase or decrease (other than by redemption or conversion) the authorized number of shares of Series 3 Preferred,

                             c) create any new class or series of equity security having rights or preferences on a parity with or senior or superior to the Series 3 Preferred with respect to voting, dividends, liquidation preference or redemption features (or reclassify any then currently outstanding

Confidential                           7

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                                 equity security in a similar manner), whether by merger, consolidation or otherwise,

                             d)  amend   the    Charter    or   the    Surviving
                                 Corporation's bylaws in a way that adversely affects the rights of the Series 3 Preferred, whether by merger, consolidation or otherwise,

                             e) permit any subsidiary to issue stock (other than to its parent),

                             f) effect any voluntary Liquidation Event unless in connection with such Liquidation Event (i) the holders of the Investor Holdings receive cash equal to or greater than 2x (if such transaction is consummated on or prior to the second anniversary of the closing of the Merger) and, at any time thereafter, equal to or greater than 3x, the original amount invested in respect of such Investor Holdings and (ii) the transaction giving rise to such Liquidation Event was approved by a majority of the disinterested members of the Board of Directors,

                             g)  repurchase or redeem any securities, other than
                                 (i) a redemption of the Series 3 Preferred as described herein, (ii) mandatory redemption of the Series 1 Preferred or the Series 2 Preferred initiated by the holders thereof in accordance with the terms of the Charter (as in effect from time to time), (iii) repurchases of stock issued to employees, directors or consultants as approved by the Board of Directors upon termination of employment, directorship or consultancy, and any other shares of common stock presently subject to repurchase rights approved by the Board of Directors, or (iv) other repurchases or redemptions of stock issued to employees of less than aggregate of $2,000,000 of securities in any 12 month rolling period,

                             h) unless approved by the disinterested members of the Board of Directors, effect any material transaction with any member of senior management or other affiliates, except for transactions pursuant to written agreements with such senior manager or other affiliate which were, on or prior to February 28, 2003, in effect,

                             i) enter into a new line of business or change the primary line of business from the current line of business,

                             j) (A) make any single acquisition of or investment in any other person or entity that involves the payment of cash or property in excess of $1,000,000, or (B) make acquisitions of or investments in other persons or entities that involve the payment of cash or property in excess of $3,000,000, in the aggregate, in any calendar year, in either case other than (i) an acquisition or investment authorized in the Surviving Corporation's approved annual budget or business plan, (ii) an acquisition pursuant to the terms of that certain management agreement currently being negotiated by the Company and Millennium Partners or one of its affiliates (provided that Millennium Partners and the Company shall provide a copy thereof to the Investors as soon as possible after that agreement has been signed), or (iii) any transaction involving the creation of a partnership, limited liability company or other venture involving the Company and one or more third parties relating predominantly to the financing, development or operation of

Confidential                           8

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             The Sports Club/LA Beverly Hills or any other "step-out" club facility ("Step Out Financings"),

                             k) incur indebtedness for borrowed money in the aggregate amount of more than $20,000,000, unless authorized in the Surviving Corporation's approved annual budget or business plan; provided that, any sale, lease, exchange, mortgage, pledge or other disposition of less than 35% of the assets of the Company in a single transaction or series of transactions, solely relating to the real property and improvements of either (or both) of The Sports Club/LA--Los Angeles and The Sports Club/Irvine (the "Sports Club Financings") shall not be subject to the consents or approvals contemplated by this paragraph,

                             l) enter into an operating or capital lease for an amount of more than $10,000,000, unless authorized in the Surviving Corporation's approved annual budget or business plan

                             m) increase the amount of stock options available to be issued under the Surviving Corporation's employee option plans above the amount reserved for issuance under that plan as of February 28, 2003,

                             n) unless approved by the Board of Directors or the Compensation Committee (including, in either case, all of the Series 3 Directors thereon), issue more than 100,000 new options, in the aggregate, to any one employee,

                             o) hire or fire the chief executive officer of the Surviving Corporation,

                             p)  permit  any   subsidiary   to  do  any  of  the
                                 foregoing, or

                             q)  enter  into  an  agreement   or   understanding
                                 (orally or in writing) to do any of the foregoing.

Board Composition            Following the  consummation  of the Merger,  and so
                             long as more than twenty five percent  (25%) of the
                             Series 3 Preferred is  outstanding,  the  Surviving
                             Corporation's  board  of  directors  (the  "Board")
                             shall consist of seven (7) directors,  at least two
                             (2)  of  whom  shall  be   independent   directors.
                             Palisade   shall  be  entitled  to  designate   two
                             directors (each a "Series 3 Director"), one of whom
                             may be an  affiliate  of  Palisade  (the  "Palisade
                             Director")  and one of whom shall be an independent
                             director.   The  Surviving  Stockholders  shall  be
                             entitled  to  designate   four   directors  and  to
                             nominate the other  independent  director.  Each of
                             the Series 3 Directors,  including the  independent
                             director  designated  by  Palisade,  shall have the
                             right  (but not the  obligation)  to be a member of
                             the audit and compensation committees of the Board,
                             and  any   other   committees   which   the   Board
                             establishes. At such time, if ever, that the number of shares of Series 3 Preferred outstanding at any time shall fall below the 25% threshold specified above, then the two directors appointed by Palisade will resign upon request by the other members of the Surviving Corporation's Board.

Information Rights           The  Surviving  Corporation  shall  provide  to  an
                             Investor who holds shares of Series 3 Preferred:

Confidential                           9

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             a) Monthly, year-to-date consolidated financial statements in accordance with generally accepted accounting principles consistently applied (including profit and loss statement and balance sheet), as soon as reasonably practicable after such financial statements become available in final form to the Surviving Corporation's management, and in any event within 20 days of the end of a month;

                             b) Quarterly management report summarizing operations and business outlook, as soon as reasonably practicable after such reports become available in final form to the Surviving Corporation's management, and in any event within 30 days of the end of a quarter;

                             c)  Annual  independent  certified  audit within 90
                                 days  after  the  year's  end  from   Surviving
                                 Corporation's independent accounting firm;

                             d) Before each year end, any projections for the next year which are provided to the Board;

                             e) Within 20 days after filing or receipt thereof, as applicable, provide (i) pleadings of any material lawsuits filed by or against the
                                 Surviving  Corporation or any  subsidiary;  and
                                 (ii) written notice of all commenced legal or arbitration proceedings, and all proceedings by or before any governmental or regulatory authority or agency, in which the Surviving Corporation or any subsidiary is a party, provided that, in both cases, (x) the Surviving Corporation will not be required to provide information or documents that would cause the Surviving Corporation or any subsidiary to lose the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                             f) As soon as reasonably practicable, provide notice of (i) material lawsuits threatened against the Surviving Corporation or any subsidiary and (ii) material developments in any commenced legal proceeding to which the Surviving Corporation or any subsidiary is a party, provided that, in both cases, (x) the Surviving Corporation will not be required to provide information or documents that would cause the Surviving Corporation or any subsidiary to lose the benefit of attorney/client privilege or violate a confidentiality obligation, and (y) the Surviving Corporation will not be required to provide information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                             g) Within 20 days after filings, copies of all material documents filed with government agencies outside of the ordinary course of business;

                             h) Within 10 days after receipt, provide copies of any notifications received by the Surviving Corporation or any subsidiary regarding material defaults on any loans, leases or material contracts to which the Surviving Corporation or any subsidiary is a party or pursuant to which any of its properties or assets are bound;

Confidential                           10

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             i) As soon as is made available to the Board of Directors in final form, but in any event within 30 days before the commencement of each new fiscal year, a budget consisting of a business plan and projected financial statements for such fiscal year;

                             j) With reasonable promptness, such other notices, information and data with respect to the Surviving Corporation or any subsidiary as the Surviving Corporation delivers generally to the holders of Surviving Common in respect of their holdings; and

                             k) Such other information concerning the business, financial condition or corporate affairs of the Surviving Corporation or any subsidiary as may be reasonably requested (and which shall not substantially interfere with the management of the Surviving Corporation or any subsidiary by the Surviving Corporation's or any subsidiary's senior management).

                             In addition, the Surviving Corporation shall permit any Investor holding at least 5% of the Series 3 Preferred then issued and outstanding (or its authorized representative) to visit and inspect the properties of the Surviving Corporation and its subsidiaries, including their respective corporate and financial records, and to discuss its business and finances with officers of the Surviving Corporation and its subsidiaries, as applicable, during normal business hours, following reasonable notice and as often as may be reasonably requested, so long as any such visit or inspection does not interrupt the business of the Surviving Corporation or any such subsidiary. Notwithstanding the foregoing, (x) the Surviving Corporation will not be required to provide, or provide access to, information or documents that would cause the Surviving Corporation to lose the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide, or provide access to, information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation is adverse to the holders of Series 3 Preferred or the Investors.

Registration Rights

                             a) If, at any time subsequent to six(6) months after the closing of an initial public offering of the Surviving Corporation's securities ("IPO"), including a Qualified IPO, the holders of a majority of the Registrable Shares (as defined below) then outstanding (calculated on an as-converted to common stock basis) request that the Surviving Corporation file a registration statement with the Securities and Exchange Commission (the "SEC"), the Surviving Corporation will use its best efforts to cause such Registrable Shares to be registered under the Securities Act of 1933, as amended, and under applicable state "Blue Sky" laws, as soon as reasonably practicable (and in any event within 90 days of request), subject to customary underwriters' cutbacks and blackouts; provided that, the Surviving Corporation shall not be obligated to effect more than three (3) registrations pursuant to this subsection (a). Demand rights under this subsection (a) will be

Confidential                           11

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                                 triggered if requested by holders of at least 25% of the Registrable Shares having a minimum aggregate value at the time of such request of $2,000,000. In no event, however, shall the Company be required to file and cause to become effective more than two (2) registration statements during any year, and holders of Registrable Shares will not exercise any such demand registration rights if Surviving Corporation would be required to incur the expense of an audit of its financial statements at any time other than in connection with its annual year-end audit.

                             b) The holders of the Registrable Shares shall have the right to request that the Surviving Corporation file a registration statement on Form S-3 (or any successor form) covering the Registrable Shares at any time after the Surviving Corporation is eligible to use such form, provided that the minimum aggregate value of the shares so registered shall be at least $1,000,000, and, in such case, the Surviving Corporation will use its best efforts to cause such shares to be registered, subject to customary underwriters' cutbacks and blackouts, as soon as practicable (and in any event within 90 days of request). Any demand registration made pursuant to this subsection (b) and declared effective by the Securities and
                                 Exchange Commission shall count toward the three (3) demand rights afforded holders of Registrable Securities pursuant to subsection
                                 (a).

                             c) The holders of the Registrable Shares shall also have unlimited "piggy-back" rights, subject to underwriters' cutbacks, with respect to registrations by the Surviving Corporation or other shareholders of the Surviving Corporation (other than registrations on Form S-8 (or any successor form), and registrations on Form S-4 (or any successor form) made in connection with an acquisition).

                             d)  All registration  rights are transferable by an
                                 Investor  to  any   transferee  of  Registrable
                                 Shares issued to that Investor hereunder.

                             e) The Surviving Corporation shall bear all registration expenses (exclusive of underwriting discounts and commissions), subject to customary exceptions for withdrawn registrations and the like, in a demand or piggyback registration, including reasonable and customary fees and expenses of counsel to the Investors. All underwriting discounts and commissions in respect of Registrable Shares shall be paid by the Investors pro rata on the basis of the number of shares so registered.

                             f) The registration rights will be subject to additional terms and conditions as are reasonable and customary, including indemnification, the period of time in which the registration statement will be kept effective, reporting obligations under the Securities Exchange Act of 1934, as amended (the "'34 Act"), and underwriting arrangements.

                             g) If requested by the underwriters and the Surviving Corporation, the holders of Registrable Shares shall not sell or otherwise transfer any securities of the Surviving Corporation for a period of up to 180 days following the effective date of the
                                 registration   statement   for  the

Confidential                           12

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                                 Surviving Corporation's Qualified IPO and up to 90 days following the effective date of any follow-on offering, provided that, and so long as, the Surviving Corporation's officers, directors and all holders of more than 2% of the Surviving Corporation's outstanding capital stock are locked up for the same period and on the same terms.

                             h) Registration rights terminate upon the earlier of (i) five years following the Qualified IPO, if any and (ii) with respect to a particular holder, whenever, and for so long as, such holder is, and remains, eligible to sell all its Registrable Shares under Rule 144(k).

                             i) For so long as (i) the registration rights described above have not terminated or expired and (ii) the Investors hold, in the aggregate, at least 25% of the Series 3 Preferred issued to them hereunder, no future registration rights may be granted without consent of the holders of a majority of the Registrable Shares, unless such rights are subordinated to the Investors' registration rights.

                             j) In the event of an IPO, if the underwriter exercises an overallotment provision, holders of the Registrable Shares will be entitled to sell up to 10% of the overallotment prior to the Surviving Corporation selling any additional stock, subject to underwriter's customary cutback. If such overallotment is insufficient to permit each of the holders of Registrable Shares to exercise their right to sell such portion of their respective Registrable Shares as each such holder elects, then the number of Registrable Shares sold in the overallotment by holders of Registrable Shares shall be determined on a pro rata basis. Any shares not sold in the overallotment by the holders of the Registrable Shares may be sold by the Surviving Corporation or such stockholder(s) as the Surviving Corporation may permit.

                             "Registrable Shares" means (1) shares of Surviving Common which were issued to the Investors hereunder, (2) shares of Surviving Common which are issued or issuable upon conversion of the Series 3 Preferred, and (3) any shares of Surviving Common issued to or issuable to (whether upon conversion or exercise of or in exchange for any other security) any holder of the securities described in subsections (1) or (2) of this definition.

Preemptive Rights            For so long as an  Investor  holds at least  25% of
                             the  Series 3  Preferred  issued  to it  hereunder,
                             prior  to  a  Qualified   IPO,  a  merger,   or  an
                             acquisition  of  all  or  substantially  all of the
                             equity   securities  or  assets  of  the  Surviving
                             Corporation  approved  by the  Board  of  Directors
                             (including  both Series 3 Directors)  (an "Approved
                             Acquisition"),  such Investor  shall have the right
                             to  purchase  its pro  rata  share,  based  on such
                             Investor's   holdings  of   Surviving   Common  and
                             Surviving Common issuable upon conversion of Series
                             3 Preferred as compared with the total  outstanding
                             Surviving  Common  (on an  as-converted  to  common
                             basis), of all new issuances of Surviving Common or
                             Preferred   Stock  except   issuances  of  Excluded
                             Securities.

Tag-Along Rights             For  so  long  as at  least  25% of  the  Series  3
                             Preferred issued hereunder remains outstanding, if, at any time prior to a Qualified IPO or an


Confidential                           13

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             Approved Acquisition, a holder of any Subject Security (as defined below) seeks to sell, transfer or convey ("Transfer") any such Subject Security, such Transfer shall be subject to customary Tag-Along Rights in favor of the holders of the Series 3 Preferred, provided that, such holders comply with the requirements of the purchaser of such securities in accordance with the terms and conditions of the operative purchase agreement. In such event, the holder of Series 3 Preferred will have the right to participate in the Transfer on the same terms as the selling shareholder on a pro-rata basis, subject to certain customary limitations.

                             "Subject Securities" means the Series 1 Preferred, the Series 2 Preferred and the Surviving Common (other than that which are Registrable Shares) or any security which is exercisable or exchangeable for or convertible into any of the foregoing (other than the Series 3 Preferred).

Right of First Offer         Prior to a Qualified  IPO or Approved  Acquisition,
                             if Palisade or any  Investor,  on the one hand,  or
                             any  Surviving  Stockholder,  on the other (in each
                             such  case,  a  "Selling  Stockholder"),  wishes to
                             sell,   transfer  or  convey  any   securities   of
                             Surviving  Corporation  owned  by  such  person  or
                             entity,  including  shares of Surviving  Common and
                             shares  of the  Series  1, 2 and 3  Preferred  (the
                             "Offered  Shares"),  then the  Selling  Stockholder
                             must  offer to sell  the  Offered  Shares  first to
                             Surviving Corporation,  and, secondly, to the other
                             non-Selling  Stockholders (if Surviving Corporation
                             elects  not to, or  cannot  legally,  purchase  all
                             Offered  Shares)  at the  price,  and on the  terms
                             proposed by the Selling  Stockholder (the "Proposed
                             Terms"). Surviving Corporation shall have the right
                             (the  "Surviving  Corporation  Right") to  purchase
                             all,  but not less than all, of the Offered  Shares
                             in  accordance  with  the  Proposed  Terms.  If the
                             Surviving   Corporation   does  not   exercise  the
                             Surviving Corporation Right to purchase all Offered
                             Shares,  then the non-Selling  Stockholders will be
                             permitted  to purchase  all (but not less than all)
                             of the  Offered  Shares,  in  accordance  with  the
                             Proposed  Terms,  in the ratio  that the  number of
                             securities  of  Surviving   Corporation   owned  by
                             non-Selling  Shareholders wishing to exercise their
                             rights  hereunder   (assuming   conversion  of  all
                             convertible securities,  options and warrants owned
                             by such person(s),  including the Series 1, 2 and 3
                             Preferred)  bears to the total  number of shares of
                             Surviving  Common   outstanding  as  of  such  date
                             (again, assuming conversion of all such convertible
                             securities,   options   and   warrants).   If   the
                             non-Selling  Stockholders  do  not  exercise  their
                             right to  purchase  all of the  Offered  Shares  in
                             accordance  with the  Proposed  Terms,  the Selling
                             Stockholder  may  sell  the  Offered  Shares  to  a
                             third-party  upon  terms  and  conditions  no  more
                             favorable than the Proposed  Terms.  The Definitive
                             Documents (as  hereinafter  defined)  shall provide
                             customary notice,  exercise  requirements,  payment
                             terms  and  other  terms  and   conditions  as  are
                             typically     included    in    such    provisions.
                             Notwithstanding the foregoing, any holder of less than 5% of the Surviving Common (on a fully-diluted as converted basis), shall be subject to the obligations of this Right of First Offer but shall not be entitled to the benefits thereof.

Confidential                           14

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

Voting Agreement             In  connection  with the  execution of a definitive
                             merger  agreement,   the  Investors  identified  by
                             Palisade shall enter into a voting agreement with the Surviving Stockholders and Palisade pursuant to which such Investors shall give the Surviving
                             Stockholders or their nominee an irrevocable proxy to vote their shares in favor of the Merger and the transactions contemplated hereby and such Insider
                             Stockholders agree to vote their shares in favor thereof.

Rollover Agreement           In  connection  with the  execution of a definitive
                             merger agreement,  certain Investors  identified by
                             Palisade shall enter into a Rollover Agreement with
                             MergerCo,  pursuant to which such  Investors  shall
                             agree to convert the  securities of MergerCo  owned
                             by  them  into  shares  of  capital  stock  of  the
                             Surviving  Corporation   containing  similar  terms
                             following the Merger.

Indemnity                    Agreement:  In  connection  with the closing of the
                             Merger, the Surviving  Corporation shall enter into
                             an Indemnity  Agreement  with Palisade  agreeing to
                             indemnify Palisade in connection with any breach of
                             any  representation  or warranty  contained  in the
                             definitive   merger   agreement   (other   than   a
                             representation or warranty made by Palisade).

Employment                   Agreements  The  executive  officers of the Company
                             identified by Palisade following its due diligence review of the Company shall enter into employment agreements with the Surviving Corporation in form and substance reasonably satisfactory to Palisade and such executive officers.

Key Man Insurance            The  Surviving  Corporation  will  obtain a key man
                             insurance policy in the amount of $1 million to cover Rex Licklider.

Conditions Precedent         The  conditions  precedent to the completion of the
                             Merger  will  include,   among   others:   (i)  the
                             concurrence   of  the  special   committee  of  the
                             Company's board of directors ("Special  Committee")
                             that the  price of $3.00 to be paid for the  Public
                             Stock is fair from a financial  point of view, (ii)
                             the  absence  of  any   objection  by  the  Special
                             Committee  to any  other  aspect  of the  terms and
                             conditions  of the  proposed  agreement  of merger,
                             (iii) the approval of the terms and  conditions  of
                             the Merger and all Definitive  Documents by (A) the
                             Company's  board of directors and (B) the Surviving
                             Stockholders  and  (C)  the  Investors,   (iv)  the
                             negotiation  and execution of Definitive  Documents
                             (as  hereinafter  defined),  (v)  the  satisfactory
                             completion  of due  diligence by the  Investors and
                             their  representatives,  (vi)  the  absence  of any
                             material  adverse  change  in the  business  of the
                             Company,  (vii) the receipt by the  Investors of an
                             opinion  of  counsel  to the  Company as to certain
                             matters,  in form and  substance  acceptable to the
                             Investors,  (viii) the receipt of the  Noteholders'
                             Consent  (as  defined  below),   together  with  an
                             opinion   of  special   counsel  to  the   Company,
                             addressed to the Trustee  under the  Indenture,  to
                             the effect that the "Change of Control"  provisions
                             set forth in the  Indenture  may be  amended by the
                             approval  or consent  of  holders of a majority  in
                             principal   amount  of  the   Senior   Notes   then
                             outstanding provided that such opinion is either addressed to Palisade or such special counsel delivers a letter to Palisade allowing Palisade to rely on such opinion; (ix) the Special

Confidential                           15

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             Committee's (and the Company's Board's) having taken such action as is necessary to render the Company Rights Agreement (as defined below) inapplicable to the Merger and the other transactions contemplated hereby, and (x) the solicitation of proxies in accordance with Regulation 14D of the '34 Act, and the approval by the Company's shareholders of the Merger and the Definitive Documents.

                             "Noteholders' Consent" means the consent of the holders of Senior Notes necessary to amend the terms of the Indenture dated April 1, 1999 between the Company and U.S. Bank Trust National Association, as trustee (the "Indenture"), to eliminate the change of control repurchase obligation as set forth in the Indenture resulting from the Merger or the other transactions contemplated hereby.

                             "Company Rights Agreement" means the Rights Agreement dated as of October 6, 1998 by and between the Company and American Stock Transfer & Trust Company, as amended.

Closing The closing is anticipated to occur once the Company has received all necessary approvals for the Transaction.

                         SECTION II - BINDING PROVISIONS

Exclusivity                  In exchange for the Investors  committing  time and
                             incurring   expense   to  close  the   transactions
                             contemplated  hereby, the Signing Stockholders each
                             agree  that for a period of sixty  (60) days  after
                             the date hereof  (during  which  period the Company
                             and  Signing  Stockholders  shall  use  their  best
                             efforts  to  negotiate  the  Definitive   Documents
                             (which  will  include,  among other  provisions,  a
                             reasonable   continuing   exclusivity  period)  and
                             obtain  (a)  the  Noteholders'   Consent,  (b)  the
                             approval  of the Merger by the  Special  Committee,
                             (c) the opinion of special  counsel  regarding  the
                             Noteholders'  Consent,  (d)  the  fairness  opinion
                             approving  the fairness of the  transaction  from a
                             financial point of view to the public shareholders,
                             and (e) the other material consents described under
                             the section above entitled "Conditions  Precedent,"
                             collectively, the "Consents"), that they shall not,
                             directly  or  indirectly,  make any  solicitations,
                             enter into any  negotiations  or discuss a possible
                             financing,  merger, sale, recapitalization or other
                             disposition  of all or any part of the  Company  or
                             any  assets   thereof  or  its  capital   stock  (a
                             "Transaction")  with any party other than  Palisade
                             and the Investors (other than information  that, in
                             the written opinion of the Company's legal counsel,
                             the Company is legally compelled to provide to such
                             person);  provided that,  nothing contained in this
                             section  shall  prevent  or  preclude  the  Signing
                             Stockholders  who serve  (either in their own right
                             or  as  nominees  or   designees   of  any  Signing
                             Stockholder)  from  considering  and  approving any
                             third  party  proposal  to engage in a  Transaction
                             involving the Company (a "Third Party Proposal") if
                             (i) such Proposal  submitted by such third party to
                             the  Company  or  the  Special   Committee   has  a
                             reasonable likelihood of resulting in a proposal that is superior to that which Palisade and the Signing Stockholders anticipate making pursuant to this Term Sheet as determined by the Special
                             Committee

Confidential                           16

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             together with its advisors and (ii) the failure to consider and approve such Third Party Proposal would be a breach of such persons' fiduciary duties as directors and principal shareholders under applicable law as determined by counsel to the Company, and, if applicable, counsel to the special committee, if any.

                             While the  above  "Exclusivity"  provision  and the
                             "fiduciary out" contained therein are binding provisions for the purposes of this Term Sheet, in preparing the terms of the continuing exclusivity provision in the Definitive Documents, the parties shall negotiate in greater detail a new "fiduciary out," including the terms thereof and the definition of superior proposal.

Expenses If the Company, MergerCo and Palisade enter into Definitive Agreements, (as defined below), the Company shall be responsible for all fees and expenses related to the transactions contemplated hereby, including the reimbursement of all reasonable expenses incurred by the Investors in connection with their due diligence, legal review and documentation of the investment, including without limitation reasonable fees and expenses of legal counsel for the Investors (the "Transaction Fees"). Such fees shall be payable within 30 days of receipt of invoices therefor, but in no event later than the closing of the Merger.

                             If the Company, MergerCo and Palisade do not enter into Definitive Agreement for any reason, other than a breach of the terms of this Term Sheet by Palisade, then Rex Licklider, David Michael Talla and Millennium Partners, on a joint and several basis, pay the Transaction Fees. Such fees shall be payable within 30 days of receipt of invoices therefor.

Termination Fee              If the Company,  MergerCo and Palisade enter into a
                             definitive  agreement of merger,  together with all
                             other   related  and   ancillary   agreements   and
                             documents  required or  contemplated  thereby  (the
                             "Definitive Documents"),  and (i) the Company fails
                             to complete the Merger with MergerCo.  and Palisade
                             due to the existence of a superior  proposal,  (ii)
                             the Company  fails to use best  efforts to seek and
                             obtain  the  necessary   shareholder   approval  to
                             consummate  the  Merger  or (iii)  within  five (5)
                             months  of  the   termination   of  the  Definitive
                             Documents (where such termination  resulted from or
                             constituted a breach of a Definitive  Document by a
                             party other than Palisade), the Company executes an
                             agreement, term sheet, or other comparable document
                             to  consummate  an  Alternative   Transaction   (as
                             defined below) and ultimately consummates such Alternate Transaction, then the Company shall pay
                             Palisade a termination fee of Six Hundred  Thousand
                             Dollars  ($600,000) (the  "Termination  Fee").  The
                             Termination Fee shall be payable within five (5) days of written notice from Palisade, except in connection with an Alternative Transaction, whereby the Termination Fee shall be paid to Palisade at the closing of such Alternative Transaction. The
                             Termination Fee shall be in addition to and not instead of the Transaction Fees described above.

Confidential                           17

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             "Alternative Transaction" means (a) any merger, consolidation, share exchange, business combination or other similar transaction with the Company where after giving effect thereto, the stockholders of the Company prior thereto own less than 80% of the voting stock of the combined or surviving entity;
                             (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets and/or liabilities of the Company, in a single transaction or series of related transactions, (c) any tender offer or exchange offer for 20% or more of the then-outstanding shares of any class of the Company's capital stock, or (d) the acquisition after the date hereof by any third party of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d)(3)of the `34 Act) which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the then-outstanding shares of any class of the Company's capital stock. Notwithstanding the foregoing, the term Alternative Transaction shall not include (i) any Sports Club Financing or Step-Out Financing, or (ii) any transaction described above if such transaction is consummated by a "group" (as defined under Section 13(d)(3)of the `34 Act), each of the members of which beneficially owns or has the right to acquire beneficial ownership of at least 5% or more of the outstanding shares of Company Common (on an as converted to common basis) as of February 28, 2003.

Confidentiality              The terms herein are  confidential  and will not be
                             disclosed  except as otherwise agreed in advance in
                             writing by each of the parties  hereto,  subject to
                             the Company's reporting and disclosure  obligations
                             under  the  '34  Act.  To the  extent  the  Company
                             concludes   that  any   press   release   or  other
                             disclosure is required to be disseminated or filed with the SEC, the Company shall provide Palisade and its counsel with drafts of the proposed press release or other disclosure and will consider any comments provided by it, provided that, Palisade acknowledges and agrees that the ultimate decision on the timing and content of any such press release or other disclosure shall be solely within the Company's discretion.

Pre-Signing Issuances        The Company shall not and the Signing  Stockholders
                             shall not permit or cause the Company to grant or issue any options, warrants, or other convertible or derivative securities, other than options under any equity incentive plan in an aggregate amount not to exceed 50,000 shares of Company Common
                             (measured based on the lowest possible conversion rate for any such options), as such 50,000 share number would be adjusted for splits, combinations, dividends, recapitalizations and the like effected after the date hereof.

Counterparts                 This Term  Sheet may be  executed  in any number of
                             counterparts,  each of which shall be an  original,
                             but all of  which  together  shall  constitute  one
                             instrument.  This Term  Sheet may also be  executed
                             via facsimile, which shall be deemed an original.
Governing Law
                             This  Term  Sheet  and  the   related   transaction
                             documents and all matters arising directly or indirectly herefrom and therefrom shall be governed by the Delaware General Corporation Law, on matters of corporate

Confidential                           18

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

                             governance, and by the laws of the State of New York on all other matters, in each case, without reference to the choice or conflicts of law provisions thereof.

Effect of  Term Sheet        The  parties   expressly   agree  that  no  binding
                             obligations   will  be  created  until   Definitive
                             Documents   are  executed  and   delivered  by  the
                             parties,  other than as set forth under the heading
                             "Binding   Provisions"   (namely,    "Exclusivity,"
                             "Expenses,"  "Termination Fee,"  "Confidentiality,"
                             "Pre-Signing Issuances," "Counterparts," "Governing
                             Law," and "Effect of this Term Sheet") which are intended to be and shall be legally binding.
                             Subject to the foregoing, it is understood that any of the parties is free to terminate the discussions at any time and for any reason prior to the execution of Definitive Documents.


                            [Signature Pages Follow]





Confidential                           19

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

This Term Sheet is hereby accepted and agreed to as of March 31, 2003, by each of the following:

Palisade Concentrated Equity Partnership, L.P.
By: Palisade Concentrated Holdings, L.L.C., General Partner

By: /s/ Mark S. Hoffman
    -------------------------
Name:   Mark S. Hoffman
        -----------------------
Title:  Member
        --------------------------
Signed on March 31, 2003


THE SIGNING STOCKHOLDERS:


/s/ Rex Licklider
-----------------------------
Rex Licklider
Signed on 3-31, 2003


/s/ David M. Talla
----------------------
David Michael Talla
Signed on 3-31, 2003


Millennium Partners LLC

By:  Millennium Partners Management LLC, its manager
        By: Millennium Manager I, Inc., its managing member

        /s/ Philip H. Lovett
        -----------------------------
        By:
        Its:
        Signed on _____________, 2003


Millennium Entertainment Partners L.P.

By:  Millennium Entertainment Associates L.P., its general partner
        By: Millennium Entertainment Corp., its general partner

        /s/ Philip H. Lovett
        -----------------------------
        By:
        Its:
        Signed on _____________, 2003



Confidential                           20

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

MDP Ventures I LLC

By:  Millennium Development Partners L.P., its managing member
        By: Millennium Development Associates L.P., its general partner
               By: Millennium Development Corp., its general partner

        /s/ Philip H. Lovett
        -----------------------------
        By:
        Its:
        Signed on _____________, 2003


MDP Ventures II LLC

By:  Millennium Development Partners II, LLC, its managing member

        /s/ Philip H. Lovett
        -----------------------------
        By:
        Its:
        Signed on _____________, 2003


Millennium Development Partners L.P.

By:  Millennium Development Associates LP, its general partner
        By: Millennium Development Associates L.P., its general partner
               By: Millennium Development Corp., its general partner


        /s/ Philip H. Lovett
        -----------------------------
        By:
        Its:
        Signed on _____________, 2003

Kayne Anderson Capital Advisors, LP.

By:     Kayne Anderson Investment Management, Inc, its general partner I

        By:/s/ Robert Sinnott
           --------------------------
        Robert Sinnott
        Managing Director
        Signed on _____________, 2003



Confidential                           21

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

SCHEDULE A

                             SURVIVING STOCKHOLDERS


        Kayne Anderson  Capital  Advisors, LP
        Rex Licklider
        David Michael Talla
        Millennium Partners LLC
        Millennium Entertainment Partners L.P.
        MDP Ventures I LLC
        MDP Ventures II LLC
        Millennium Development Partners L.P.

        Baron Capital
        Townsend Group
        Mark Spino
        Phil Swain
        Nanette Pattee Francini



Confidential                           22

               Term Sheet dated 3/31/03 Between Palisade Capital,
                   Rex Licklider and Certain Other Investors

SCHEDULE B

                           MILLENIUM PARTNERS ENTITIES



For purposes of this Term Sheet, "Millennium Partners" means the following entities, collectively:

                             Millennium Partners LLC
                     Millennium Entertainment Partners L.P.
                               MDP Ventures I LLC
                               MDP Ventures II LLC
                      Millennium Development Partners L.P.





Confidential                           23